Rule 424 (b) (3)
Registration No.: 333-249702

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION ("National Rural")
Member Capital Securities

Trade Date	August 25, 2022
Pricing Supplement No.	722
Pricing Supplement Date	August 25, 2022
Prospectus Supplement Date	June 17, 2022
Base Prospectus Date	October 28, 2020

Principal Amount	$250,000.00
Issue Price	100% of Principal Amount
Original Issue Date	August 30, 2022
Maturity Date	August 30, 2052
Interest Rate	5.50% per annum
Regular Record Dates	Each March 15 and September15
Interest Payment Dates	Each April 1 and October1
First Coupon Date	October 2, 2023
Product Ranking	Subordinate to all existing and future senior indebtedness of National Rural and all existing subordinated indebtedness of National Rural that is held by or transferable by non-members of National Rural.

Optional Redemption
 Redeemable at the option of National Rural, in whole or in part, at any time after August 30, 2027 at a redemption price equal to 100% of the principal amount to be redeemed together with accrued and unpaid interest, if any, to the redemption date.

Option to Extend Interest Payment Period
 National Rural will have the right to extend the interest payment period to a period not exceeding 10 consecutive semi-annual interest payment periods.  At the end of a deferral period, National Rural must pay all interest then accrued and unpaid together with interest thereon at the same rate as specified for the securities.

Restrictions on Transfer	The securities can only be sold or transferred to other National Rural voting members upon the written consent of National Rural.
Agents Commission	None
Form of Note (Book-Entry or Certificated)	Certificated
Denominations/Multiples	$25,000/$5,000
Listing	None

Member Capital Securites may be issued by the Company in an unlimited aggregate principal amount.

Validity of the Member Capital Securities

In the opinion of Hogan Lovells US LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors' rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 (the "Cooperative Association Act") and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 30, 2020, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 30, 2020.